FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Launch Event to be Held on January 30th, 2013	3

Document 1

November 12, 2012

FOR IMMEDIATE RELEASE

BlackBerry 10 Launch Event to be Held on January 30th, 2013

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) announced today that it will hold its BlackBerry® 10 launch event on January 30th, 2013. The event will happen simultaneously in multiple countries around the world. This day will mark the official launch of its new platform - BlackBerry 10, as well as the unveiling of the first two BlackBerry 10 smartphones. Details on the smartphones and their availability will be announced at the event.

"In building BlackBerry 10, we set out to create a truly unique mobile computing experience that constantly adapts to your needs. Our team has been working tirelessly to bring our customers innovative features combined with a best in class browser, a rich application ecosystem, and cutting-edge multimedia capabilities. All of this will be integrated into a user experience - the BlackBerry Flow - that is unlike any smartphone on the market today," said Thorsten Heins, President and CEO of Research In Motion. "Thanks to our strong partnerships with global carriers and a growing ecosystem of developers, we believe our customers will have the best experience possible with BlackBerry 10. We are looking forward to getting BlackBerry 10 in the hands of our customers around the world."

BlackBerry 10 will offer a large catalog of the leading applications from across the globe and across all categories, including Games, Productivity, Social, Lifestyle and Leisure, Multimedia and Published Content, as well as applications designed for business and enterprise use.

The BlackBerry® 10 platform has recently achieved FIPS 140-2 certification, which means that government agencies will be able to deploy BlackBerry 10 smartphones and BlackBerry® Enterprise Service 10 as soon as it is available. This marks the first time BlackBerry products have been certified ahead of their launch. In addition, RIM recently announced that BlackBerry 10 smartphones have now entered more than 50 carrier labs with many more entries expected in the coming weeks.

Some key features of the new BlackBerry 10 devices already unveiled recently include:

BlackBerry Flow and BlackBerry Hub

BlackBerry® Flow is a new user experience that allows seamless navigation across open applications and the BlackBerry® Hub. All messages, notifications, feeds, and calendar events come into the BlackBerry Hub and no matter what the user is doing with the device, with a simple gesture, they can peek into the Hub at any time.

BlackBerry Keyboard

The BlackBerry Keyboard learns how you write and adapts to how you type so you can write faster and more accurately, giving you the kind of legendary typing experience that only BlackBerry can deliver.

BlackBerry Balance

BlackBerry® Balance™ offers the most elegant way to satisfy both customer and corporate needs without compromising on either. With BlackBerry Balance, personal apps and information are kept separate from work data, and the customer can switch from their personal to work profile with a simple gesture. The work profile is fully encrypted and secure, enabling organizations to protect their content and applications, while at the same time letting customers get the most out of their smartphone for their personal use.

Details about BlackBerry 10 can be found at: www.blackberry.com/blackberry10

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Rebecca Freiburger
Research In Motion
+1-519-597-7273
mediarelations@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: the Company's current expectations regarding the timing and scope of the BlackBerry 10 launch; the unveiling of the first two BlackBerry 10 devices; the timing for further details about, and the availability of, BlackBerry 10 devices; the anticipated benefits of the BlackBerry 10 browser, application ecosystem and catalogue, multimedia capabilities and user experience; industry partnerships; additional details regarding the Company's next-generation BlackBerry 10 platform and smartphones, including key BlackBerry 10 features such as BlackBerry Flow, BlackBerry Hub, BlackBerry Balance and the BlackBerry keyboard; and expectations regarding additional carrier lab entries. The terms and phrases "to be", "will", "growing", "believe", "looking forward", "expected" and, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM's expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM's expectations regarding the cash flow generation of its business.

Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM's ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, including the Company's BlackBerry 10 smartphones; risks related to intense competition, including RIM's ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM's ability to maintain or grow its services revenues; RIM's reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM's ability to manage inventory and asset risk; RIM's ability to implement and realize the anticipated benefits of its CORE program; RIM's ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM's ability to attract and retain key personnel; RIM's ability to adapt to recent management changes; RIM's reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM's ability to maintain and enhance the BlackBerry brand; risks related to RIM's international operations; risks related to government regulations, including regulations relating to encryption technology; RIM's reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM's ability to expand and manage its BlackBerry App World applications catalogue; RIM's reliance on third-party manufacturers; potential defects and vulnerabilities in RIM's products; risks relating to litigation, including litigation claims arising from the Company's past practice of providing forward-looking guidance; RIM's ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM's balance sheet; disruptions to RIM's business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM's financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of RIM's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 12, 2012	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer